SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  ------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 4)


                             YOUNG BROADCASTING INC.
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                                (Name of Issuer)


                      CLASS A COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    987434107
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                                 (CUSIP Number)


                                December 31, 2002
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|    Rule 13d-1(b)

         |_|    Rule 13d-1(c)

         |X|    Rule 13d-1(d)

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CUSIP No. 987434107                   13G                     Page 2 of 7 Pages
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1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    VINCENT J. YOUNG

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) |_|
                                                                 (b) |_|

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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
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                  5    SOLE VOTING POWER
   NUMBER OF
                       1,651,126 - Class B shares
    SHARES       ---------------------------------------------------------------
                  6    SHARED VOTING POWER
 BENEFICIALLY
                       484,400 - Class B shares
  OWNED BY       ---------------------------------------------------------------
                  7    SOLE DISPOSITIVE POWER
    EACH
                       1,641,076 - Class B shares
  REPORTING      ---------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
 PERSON WITH
                       430,000 - Class B shares
                 ---------------------------------------------------------------

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,135,526 - Class B shares
------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*   |_|
------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    10.4% of aggregate of Class A and Class B shares
------------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON*
    IN
------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 987434107                   13G                     Page 3 of 7 Pages
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1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    ADAM YOUNG

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) |_|
                                                                 (b) |_|

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER
   NUMBER OF
                       778,762 - Class B shares
    SHARES       ---------------------------------------------------------------
                  6    SHARED VOTING POWER
 BENEFICIALLY
                       430,000 - Class B shares
  OWNED BY       ---------------------------------------------------------------
                  7    SOLE DISPOSITIVE POWER
    EACH
                       778,762 - Class B shares
  REPORTING      ---------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
 PERSON WITH
                       430,000 - Class B shares
                 ---------------------------------------------------------------

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,208,762 - Class B shares
--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*   |_|
--------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    6.1% of aggregate of Class A and Class B shares
--------------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 987434107                   13G                     Page 4 of 7 Pages
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Item 1(a).          Name of Issuer:

                    Young Broadcasting Inc.


Item 1(b).          Address of Issuer's Principal Executive Offices:

                    599 Lexington Avenue, New York, NY 10022


Item 2(a)-(c) Name, Address of Principal Business Office and Citizenship of Person Filing:

                    This statement is being filed pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 on behalf of
                    the following reporting persons:   (i) Vincent J. Young and
                    (ii) Adam Young. The principal business office of each such person is c/o Young Broadcasting Inc., 599 Lexington Avenue, New York, New York 10022. Each such person is a United States Citizen. Attached as Exhibit A hereto is the Joint Filing Agreement, dated as of February 14, 1995, entered into among such persons pursuant to which it was agreed that this statement be filed on behalf of all of such persons.


Item 2(d).          Title of Class of Securities:

                    The Class A common stock, $.001 par value, of the Issuer is registered pursuant to Section 12 of the Securities Act of 1933. In the event of the transfer of shares of the Class B common stock, $.001 par value, of the Issuer to any person, other than a member of the Management Group (as defined in the Issuer's Restated Certificate of Incorporation), said shares of Class B common stock shall automatically convert, effective as of the date of transfer thereof, into the same number of shares of Class A common stock. Except as otherwise provided in the Issuer's Restated Certificate of Incorporation, with respect to matters on which the stockholders of the Issuer shall be entitled to vote, each holder of Class A common stock shall be entitled to one (1) vote for each share of such stock held by such holder, and each holder of Class B common stock shall be entitled to ten
                    (10) votes for each share of such stock held by such holder.


Item 2(e).          CUSIP Number:

                    987434107


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                    Not Applicable.

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CUSIP No. 987434107                   13G                     Page 5 of 7 Pages
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Item 4.             Ownership.

                    See items 5 through 9 and item 11 of the cover pages. Share totals for Vincent J. Young contained in items 5, 7 and 9 include 886,250 shares of Class B common stock underlying options granted pursuant to the Issuer's Amended and Restated 1995 Stock Option Plan (the "Plan"). Share totals for Adam Young contained in items 5, 7 and 9 include 27,000 shares of Class B common stock underlying options granted pursuant to the Plan.


Item 5.             Ownership of Five Percent or Less of a Class.

                    Not Applicable.


Item 6.             Ownership of More Than Five Percent on Behalf of Another
                    Person.

                    There are other Persons known by the reporting persons to have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the securities reported in this statement.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                    Not Applicable.


Item 8.             Identification and Classification of Members of the Group.

                    Not Applicable.


Item 9.             Notice of Dissolution of Group.

                    Not Applicable.


Item 10.            Certification.

                    Not Applicable.

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CUSIP No. 987434107                   13G                     Page 6 of 7 Pages
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:       February 14, 2003,
             as of December 31, 2002

                                     /s/  Vincent J. Young
                                     -------------------------------------------
                                           Vincent J. Young


                                     /s/  Adam Young
                                     -------------------------------------------
                                          Adam Young

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CUSIP No. 987434107                   13G                     Page 7 of 7 Pages
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                                                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the shares of Class A Common Stock, $.001 Par Value, of Young Broadcasting Inc., dated February 14, 1995, as of December 31, 1994, is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934.

Dated: February 14, 1995


                                  /s/  Vincent J. Young
                                  ----------------------------------------------
                                       Vincent J. Young


                                  /s/  Adam Young
                                  ----------------------------------------------
                                       Adam Young